Exhibit 99.1

Clearmind Medicine Announces Successful Completion of Second Cohort Enrollment in Ongoing FDA-Approved Phase I/IIa Trial for CMND-100

Vancouver, Canada, Dec. 16, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced the successful completion of patient enrollment for the second cohort in its ongoing FDA-approved Phase I/IIa clinical trial evaluating CMND-100, the Company’s proprietary MEAI-based oral drug candidate, for the treatment of Alcohol Use Disorder (AUD). The cohort consists of six patients, who were recruited rapidly across three premier clinical sites: Johns Hopkins University, Tel Aviv Sourasky Medical Center, and Hadassah Medical Center.

This milestone follows the recent completion of the first cohort, which demonstrated encouraging top-line safety and efficacy data, including a favorable safety profile and preliminary signals of reduced cravings and withdrawal symptoms.

The swift enrollment of the second cohort—achieved in a remarkably short timeframe—highlights the strong commitment and operational excellence of the collaborating clinical centers, emphasizing their dedication to advancing innovative treatments for AUD, a condition affecting millions worldwide with limited effective options.

“We are thrilled with the accelerated pace of enrollment for our second cohort, which reflects the high level of interest from both patients and leading clinical sites in CMND-100’s potential to transform AUD treatment,” stated Dr. Adi Zuloff-Shani, Chief Executive Officer of Clearmind Medicine. “Building on the excellent results from the first cohort, we believe that this rapid progress positions us to generate additional valuable data, bringing us closer to delivering a breakthrough therapy that addresses the root causes of addiction with an improved safety profile.”

The multinational Phase I/IIa trial is designed to assess the safety, tolerability, pharmacokinetics, and preliminary efficacy of CMND-100 in patients with moderate to severe AUD. Dosing for the second cohort is expected to commence shortly, with topline results anticipated in the coming months.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses advancing innovative treatments for AUD, the high level of interest from both patients and leading clinical sites in CMND-100, CMND-100’s potential to transform AUD treatment and its belief that that this rapid progress positions it to generate additional valuable data, bringing it closer to delivering a breakthrough therapy that addresses the root causes of addiction with an improved safety profile. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.